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                                                                       Exhibit 1

                KROLL-O'GARA REPORTS SECOND QUARTER 2000 RESULTS
                ------------------------------------------------

NEW YORK, AUGUST 15, 2000 - The Kroll-O'Gara Company (Nasdaq-NMM: KROG) today announced revenues of $78.3 million for the second quarter of 2000. This compares with revenues of $80.5 million reported in the second quarter of 1999. Gross profit was $27.7 million for the second quarter of 2000, compared with $32.2 million in the same period last year. Gross profit margin was 35.3% in the second quarter of this year, compared with 40.0% in the second quarter of 1999. Net loss before expenses associated with the proposed separation of the Company's principal operating segments, merger/integration-related expenses and transaction expenses associated with the terminated Blackstone Group transaction was $2.6 million, or $0.12 per diluted share, in the second quarter of 2000. In 1999 net income before merger/integration-related expenses and restructuring charge was $5.0 million or $0.22 per diluted share. The Company reported a loss of $4.3 million or $0.19 per diluted share for the second quarter of 2000 compared with net income of $0.3 million or $0.01 per diluted share in the second quarter of 1999.

For the six-month period ended June 30, 2000, net sales were $163.0 million, compared with $152.0 million for the same period in 1999. Net loss before separation expenses, merger/integration-related expenses and transaction expenses associated with the terminated Blackstone Group transaction was $1.5 million, or $0.07 per diluted share, in the first half of 2000. In 1999 net income before merger/integration expenses, restructuring charge and cumulative effect of an accounting change was $8.8 million or $0.39 per diluted share. The Company reported a loss of $4.7 million, or $0.21 per diluted share, for the first six months of 2000, compared with net income of $2.8 million, or $0.12 per diluted share, in the same period of last year.

The primary reason for the lower revenues in the second quarter of 2000 was the lag between the Company's Security Products & Services Group completing one U.S. Government contract at the end of the first quarter of 2000 and beginning a new contract in the third quarter of 2000. Additionally, revenues at the Security Products & Services Group for the second quarter of 2000 were lower than anticipated due to a delay in beginning production of the latest contract with the U.S. Military to produce 360 HMMWVs (this work began in earnest in the third quarter), and vehicle recalls by two manufacturers in France in order to fix certain items in the base vehicle used for a popular cash-in-transit vehicle as well as a base vehicle used for a popular armored passenger sedan. Revenue anticipated in the second quarter in connection with the new HMMWV contract will be spread out over the next three quarters. Additionally, the Company expects that the repaired base units will be delivered to the Company's manufacturing facilities in France beginning in the next 45 days. The Security Products

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KROLL-O'GARA/ PAGE 2

and Services Group took actions on August 14, 2000 to eliminate certain positions at its Fairfield, Ohio facility that are expected to save approximately $2.0 million on an annualized basis. While net sales in the Investigations and Intelligence Group increased by 5.4% to $49.0 million this quarter, its gross profit decreased primarily due to a softening in the demand for financial services and business intelligence and investigations services, which have higher gross margins. Additionally, we opened new offices in Santiago, Chile and Rio de Janeiro, Brazil, during the quarter, resulting in certain one-time start-up costs.

Net sales at Securify, the Company's Information Security Group, decreased due to a continuing focus on development of this Group's software product capabilities and the related inability to establish a firm customer base until the development of the business is complete.

Operating expenses, excluding separation expenses, merger/integration-related expenses and transaction expenses associated with the terminated Blackstone Group transaction, were $27.6 million for the second quarter of 2000, compared with $23.4 million for the same period last year. The increase was primarily attributable to higher depreciation and amortization and bad debt expenses, and higher expenses related to the additional legal, accounting, insurance and information system costs required to administer the growth experienced by the Company from acquisitions completed in December 1998 and in 1999. In addition, the Company continued to build Securify's business by additional investment in the development of the Group's staff and software products capabilities.

In a joint statement, Jules B. Kroll and Wilfred T. "Bill" O'Gara, Co-Chief Executive Officers, said, "We continue to progress toward the separation of the Security Products and Services Group and the Investigations and Intelligence Group into two distinct companies. Pending receipt of favorable tax rulings and stockholder approval, we expect to complete this transaction later this year or early next year. When completed, Kroll-O'Gara shareholders will own shares in two publicly traded companies, each a strong branded franchise with excellent market positions and outstanding management. We are excited about the potential of each of these businesses."

Messrs. Kroll and O'Gara will host a conference call on Wednesday, August 16, 2000 to discuss Kroll-O'Gara's second quarter results. The call will begin at 9:00AM EDT. To participate in the call, analysts and investors should dial (800) 521-5469 (domestic) (303) 224-6998 (international) and ask to be connected to the Kroll-O'Gara teleconference. There will be a replay of the call beginning at 10:00AM EDT on August 16, 2000 through 7:00PM EDT on August 23, 2000. The dial-in number for the replay is (800) 625-5288 (domestic) (303) 804-1855 (international) and the password is 790961.The Investigations & Intelligence Group (Kroll Risk Consulting Services) provides financial services, including forensic accounting, business valuation, insolvency, turnaround, asset tracing and pre-acquisition due diligence. It provides business investigations and intelligence, including litigation support, monitoring and intellectual property infringement investigations. Its corporate services include pre-employment background checking, drug testing, surveillance and vendor integrity programs. This Group also

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KROLL-O'GARA/ PAGE 3

provides clients with corporate security, including security architecture and planning, as well as computer forensics.

The Security Products & Services Group (O'Gara-Hess & Eisenhardt Armoring) provides commercial and military armored vehicles, other armoring systems, advanced security and driver training, crisis management and engineering services.

The Information Security Group (Securify) provides network and system security services, all aspects of data security, including product evaluation assessment, security policy development, security architecture and design as well as public key infrastructure consulting services.

The Kroll-O'Gara Company is a leading global provider of a broad range of specialized products and services designed to supply solutions to a variety of security needs. Based in New York, NY and Fairfield, OH, Kroll-O'Gara employs more than 2,800 people in more than 60 offices and plants around the world. More information about Kroll-O'Gara and Securify can be found on the Web at www.kroll-ogara.com.

The statements in this release relating to Kroll-O'Gara's business plans are forward-looking statements within the meaning of the federal securities laws. These statements are subject to substantial risks and uncertainties. There can be no assurance that the plan of separation described above, or any other plan of separation, will be finalized or, if finalized, that the separation will be completed. Completion of any transaction will be subject to a number of conditions, including, among others, shareholder approval, regulatory approvals and receipt of a private letter ruling from the Internal Revenue Service that the separation will be tax free to Kroll-O'Gara and its shareholders.

If a plan of separation is finalized, Kroll-O'Gara will send a definitive proxy statement to shareholders and will request their proxies at that time. SHAREHOLDERS SHOULD READ THE PROXY STATEMENT WHEN IT IS AVAILABLE SINCE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE SEPARATION AND THE PARTICIPANTS IN THE SEPARATION. The proxy statement will be available for free from the web site maintained by the Securities & Exchange Commission (http://www.sec.gov) and will be available free from the Company.

This press release does not constitute an offer of any security. Any offer will be made pursuant to an effective registration statement under the Securities Act of 1933, which also will be available on the SEC's web site. The prospectus contained in any registration statement will be mailed to shareholders along with other proxy solicitation materials and will be available to shareholders without charge from the Company.


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                                                                                            The Kroll-O'Gara Company
                                                                                  ------------------------------------------------
                                                                                   Three Months Ended           Six Months Ended
(in thousands, except per share data)                                                    June 30,                   June 30,
                                                                                  ----------------------    ----------------------
                                                                                    2000         1999          2000         1999
                                                                                  ---------    ---------    ---------    ---------
 NET SALES              Security Products and Services                            $   24,298    $  28,755    $  54,650    $  57,475
                        Investigations and Intelligence                               48,991       46,487       98,001       84,623
                        Voice and Data Communications                                  4,039        4,029        8,588        7,463
                        Information Security                                             947        1,271        1,810        2,480
                                                                                   ---------    ---------    ---------    ---------
                                                                                      78,275       80,542      163,049      152,041

 COST OF SALES          Security Products and Services                                18,713       18,755       40,466       38,901
                        Investigations and Intelligence                               27,787       25,167       54,978       46,798
                        Voice and Data Communications                                  3,294        3,761        7,216        6,640
                        Information Security                                             813          624        2,051        1,214
                                                                                   ---------    ---------    ---------    ---------
                                                                                      50,607       48,307      104,711       93,553

 GROSS PROFIT           Security Products and Services                                 5,585       10,000       14,184       18,574
                        Investigations and Intelligence                               21,204       21,320       43,023       37,825
                        Voice and Data Communications                                    745          268        1,372          823
                        Information Security                                             134          647         (241)       1,266
                                                                                   ---------    ---------    ---------    ---------
                                                                                      27,668       32,235       58,338       58,488

 Operating expenses                                                                   27,610       23,360       55,541       42,880
                                                                                   ---------    ---------    ---------    ---------
            Operating income before restructuring, merger, failed merger
              and separation expenses                                                     58        8,875        2,797       15,608

 Separation expenses                                                                     676         --            676         --
 Failed Merger expenses                                                                  680         --          2,000         --
 Merger expenses                                                                         348        2,886          438        3,094
 Restructuring expense                                                                  --          3,856         --          4,365
                                                                                   ---------    ---------    ---------    ---------
            Operating income (loss)                                                   (1,646)       2,133         (317)       8,149

 OTHER INCOME (EXPENSE):
            Interest expense                                                          (1,498)        (847)      (2,872)      (1,875)
            Interest income                                                               58           20          106          286
            Other, net                                                                   (93)        (265)        (197)        (216)
                                                                                   ---------    ---------    ---------    ---------
                        Income before provision for income taxes                      (3,179)       1,041       (3,280)       6,344

 Provision for income taxes                                                            1,102          776        1,380        2,773
                                                                                   ---------    ---------    ---------    ---------
                        Net income before cumulative effect of accounting change      (4,281)         265       (4,660)       3,571

 Cumulative effect of accounting change, net                                            --           --           --           (778)
                                                                                   ---------    ---------    ---------    ---------

                        Net income (loss)                                          $  (4,281)   $     265    $  (4,660)   $   2,793

Diluted earnings (loss) per share before restructuring, merger,
  failed merger and separation expenses                                            $   (0.12)   $    0.22    $   (0.07)   $    0.39
Diluted earnings (loss) per share                                                  $   (0.19)   $    0.01    $   (0.21)   $    0.12
                                                                                   =========    =========    =========    =========
Diluted weighted average common shares outstanding                                    22,278       22,480       22,267       22,548
                                                                                   =========    =========    =========    =========
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